SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on July 1, 2025.

Commencing on July 29, 2025, the Company mailed to its shareholders certain materials related to the Annual Meeting of Shareholders to be held at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Friday, September 12, 2025. The Annual Meeting materials included the following:

1. An Annual Report, which consisted of the Form 20-F report filed on June 30, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) and a letter to the shareholders from the Company’s President and Chief Executive Officer. The Form 20-F is available on the SEC's website at http://www.sec.gov and the full Annual Report is available at the Company’s website at www.highwayholdings.com, Investor Information. Attached hereto is a copy of the letter to the shareholders that was included in the Annual Report.

2. The Company’s Notice of Annual Meeting of Shareholders and the Proxy Statement.

Exhibit Index.

Exhibit No.	Description
99.1	Press Release

99.2	Notice of Annual Meeting of Shareholders and the Proxy Statement.

99.3	Letter to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 14, 2025	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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